EXHIBIT 99.9
                                                                   ------------


                          ADVANTAGE ENERGY INCOME FUND

              REPORT OF VOTING RESULTS PURSUANT TO SECTION 11.3 OF NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

In respect of the Special Meeting of holders of trust units ("ADVANTAGE UNITS") of Advantage Energy Income Fund ("ADVANTAGE") held on June 22, 2006 (the "MEETING"), the following sets forth a brief description of the matters which were voted upon at such Meeting and the outcome of the vote:

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      DESCRIPTION OF MATTER                                             OUTCOME OF VOTE        VOTES FOR          VOTES AGAINST
      ----------------------------------------------------------------------------------------------------------------------------
1.    Special  resolution to approve a plan of arrangement  under           Passed             18,056,587             639,861
      Section 193 of the Business Corporations Act (Alberta) (the                               (96.58%)              (3.42%)
      "ARRANGEMENT"),  in the form  attached as Appendix A to the joint information circular and proxy statement of Advantage and Ketch Resources Trust ("KETCH") dated May 12, 2006 (the
      "INFORMATION Circular"), which includes without limitation:

      (i) the exchange of each issued and outstanding trust unit ("KETCH UNIT") of Ketch for Advantage Units on the basis of 0.565 of an Advantage Unit for each Ketch Unit;
      and

      (ii)   the   internalization  of  the  external  management
      structure of  Advantage  through the purchase of all of the outstanding shares of Advantage Investment  Management Ltd.
      for an aggregate of 1,933,216 Advantage Units,

      all as  more  particularly  described  in  the  Information
      Circular;


2.    Ordinary   resolution   to   approve  a   restricted   unit           Passed             16,592,989           2,103,208
      performance  plan  for  Advantage,  a copy of  which is set                               (88.75%)             (11.25%)
      forth in Appendix I to the Information Circular

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